

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 29, 2008

Via U.S. Mail

Mr. Dennis B. Tower, Chief Executive Officer
Foothills Resources, Inc.
4540 California Avenue, Suite 550
Bakersfield, California 93309

> **Re: Foothills Resources, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed April 14, 2008**
> **File No. 333-137925**

Dear Mr. Tower:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed April 14, 2008

Fee Table

1.   Please revise the table to include all the necessary information.

Risk Factors, page 3

Risk Related to Our Business, 4

We may be unable to obtain additional capital that we will require to implement our business plan, which could restrict our ability to grow, page 5

2.   Please expand to discuss how your financing activities have affected your financial condition. In this regard, we note that you reported a net loss of $26,028,000 as of December 31, 2007 and that, according to your Consolidated Statement of Operations, $10,205,000 and $17,593,000 of that loss may be attributable to financing expenses.

We may not be able to develop oil and gas reserves on an economically viable basis, and our reserves and production may decline as result, page 7

3.   Please expand to discuss the results at the Vicenus 1-3 and GB 5 wells. We note that after perforating the wells, you did not recover any natural gas from the wells and that the wells are located at the Eel River Project, which you characterize as being "the centerpiece of a large exploitation-exploration opportunity."

Management's Discussion and Analysis or Plan of Operations, page 60

Result of Operations, page 62

4.   Please revise this section to discuss in a more orderly manner your results. For example, based on the information as shown, it is unclear why your net loss increased from $3,764,000 in 2006 to $26,028,000 in 2007. Explain the reasons for the increase in net loss and to the extent practicable, quantify the factors that contributed to the increase.   In this regard, we note that you incurred a $17.6 million loss on early extinguishment of debt. Explain why that action resulted in a loss. Expand also the discussion under "Overview" to explain why you chose that course of action when entering into the Credit Facility.

Exhibit 5.1

5.   We note that the number of shares and warrants reflected in the opinion of counsel does not coincide with the number shares and warrants shown on the

cover page. Please obtain a new opinion reflecting the correct number of shares and warrants being offered for resale.

Financial Statements – Foothills Resources, Inc.

General

6.   Please add headers to each page of notes to your financial statements, presently missing on pages F-8 through F-21, to identify these as pertaining to Foothills Resources, Inc.

Statement of Stockholders' Equity, page F-5

7.   We note your disclosure on page 1 indicating that stockholders of the legal entity before the reverse merger retained 12,625,006 shares of common stock, while shareholders of Brasada California Inc., the entity you identify as the accounting acquirer, were issued 17,375,000 shares. Given that you have characterized the transaction as a reverse merger, tell us why you are not reporting the historical share activity of Brasada, adjusted to reflect the exchange ratio in the transaction.

We would also ordinarily expect the shares of the accounting target that were outstanding immediately prior to a reverse merger to appear as a single line, along with the value of net assets or liabilities assumed by the accounting acquirer, differentiated from subsequent issuances of common shares.

Financial Statements – TARH E&P Holdings L.P., Texas Properties, page F-22

8.   Please correct the headers on the Statements of Revenues and Direct Operating Expenses and related notes appearing on pages F-21 through F-26, to correspond with the owner of the properties at the time for which activity is being presented, as referenced in the audit report on page F-22, and remove your company header from the audit report.

Pro Forma Financial Statements, page F-27

9.   Given that activity associated with the interests in oil and gas properties that you acquired on September 8, 2006 has been reflected in your historical results for more than one fiscal year, the pro forma information as of June 30, 2006 and for the six months then ended is no longer called for under Rule 8-05(b)(1) of Regulation S-X.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Hiller
        C. Moncada-Terry